Exhibit 99.4

Santiago, July 9, 2020.

Ref.: Material Event Notice – Impairment of Goodwill and Intangibles assets from business combination.

In the consolidated financial statements as of June 2020, as filed today with the Comisión para el Mercado Financiero in Chile (the “CMF”) pursuant to the applicable regulations and in accordance with the International Accounting Standard No. 36 about impairment of assets, Itaú Corpbanca (the “Bank”) reported a non-cash impairment charge of CLP$448,273,346,586 (US$545,457,511.39 approximately) as a result of a goodwill impairment as of June 30, 2020 of our estimated fair value of the cash generating unit~~s~~ for Chile; and of CLP$315,750,827,325 (US$384,204,552.43 approximately) as a result of  goodwill and intangible assets from business combination impairment as of June 30, 2020 of our estimated fair value of the cash generating unit for Colombia.

This impairment is primarily the result of economic conditions as of June 30, 2020, the market capitalization of the Bank, applicable discount rates and other changes in variables driven by the current uncertain macro-economic situation, that when combined resulted in a fair value of the above-mentioned cash generating units being less than their value as carried in our financial statements.

The following table summarizes the impact of goodwill impartment charge as of June 30, 2020:

	31-12-2019 CLP$	31-12-2019 US$	30-06-2020 CLP$	30-06-2020 US$
Goodwill	1,194,330,927,306	1,453,257,884.61	492,511,994,761	599,286,950.78

Intangible assets from business combination	238,137,298,247	289,764,669.39	97,521,229,785	118,663,506.79

This is a nonrecurring and non-cash-charge and had no impact on our liquidity or market and credit risk position. This has no impact on the capacity of the Bank to distribute earning in fiscal years after 2020. Also, this had no impact on our Common Equity Tier I capital, on a fully loaded basis, under Basel III standards.

As is required by Chilean regulation on an annual and quarterly basis, Itaú Corpbanca’s consolidated financial statements of as of June 30, 2020 will be submitted on a timely basis pursuant to the rules issued by the CMF.